SECURITIES AND EXCHANGE COMMISSION

Release No. IC-34587; File No. 812-15337

Allianz Global Investors U.S. LLC, et al.; Notice of Application and Temporary Order

May 17, 2022

AGENCY: Securities and Exchange Commission ("Commission")

ACTION: Temporary order and notice of application for a permanent order under section 9(c) of the Investment Company Act of 1940 ("Act").

Summary of Application: Applicants have applied for an order exempting them from section 9(a) of the Act with respect to a guilty plea entered on May 17, 2022 ("Guilty Plea") by Allianz Global Investors U.S. LLC (the "Pleading Entity") in the United States District Court for the Southern District of New York (the "District Court") in connection with a plea agreement ("Plea Agreement") between the Pleading Entity and the United States Department of Justice ("DOJ"). The Pleading Entity has requested a time-limited exemption for the sole purpose of providing the Pleading Entity with adequate time to transition certain U.S. registered fund advisory relationships to other service providers (the "Time-Limited Exemption"). Upon the expiration of the Time-Limited Exemption, the Pleading Entity will be disqualified from engaging in the fund servicing activities identified in section 9(a) of the Act in accordance with the terms thereof. The PIMCO Applicants and the Allianz Life Applicants (each as defined below and, collectively, the "Continuing Fund Servicing Applicants") have requested a temporary exemption from section 9(a) until the Commission takes final action on an application for a permanent order (the "Permanent Order"). The temporary order (as set forth herein, the "Temporary Order" and, together with the Permanent Order, the "Orders") provides a Time-Limited Exemption to the Pleading Entity and a temporary exemption to the Continuing Fund Servicing Applicants and other Covered Persons (defined below) pending Commission action on the Permanent Order. The Permanent Order, if granted, would: (1) if the order is issued prior to the date that the Time-Limited Exemption would expire by its terms, reference the Time-Limited Exemption, subject to expiration at the end of its term,[1] and (2) provide a permanent exemption to the Continuing Fund Servicing Applicants and other Covered Persons.

Applicants: The Pleading Entity, Allianz Investment Management LLC ("AIM"), Allianz Life Financial Services, LLC ("ALFS"), Allianz Life Insurance Company of North America ("ALICONA"), Allianz Life Insurance Company of New York ("ALICONY"), Pacific Investment Management Company LLC ("PIMCO LLC"), PIMCO Investments LLC ("PIMCO Investments" and, collectively with the Pleading Entity, AIM, ALFS, ALICONA, ALICONY and PIMCO, the "Fund Servicing Providers"), and, solely for the purposes of making certain representations and committing to certain undertakings as set forth in the application, Allianz SE ("Allianz SE" and together with its wholly owned subsidiaries and affiliated entities, "Allianz"). The term "Continuing Fund Service Applicants" refers to, collectively, AIM, ALFS, ALICONA, ALICONY, PIMCO and PIMCO Investments. The term "Applicants" refers to, collectively, Allianz SE, the Pleading Entity, and the Continuing Fund Servicing Applicants.

Filing Date: The application was filed on May 17, 2022.

Hearing or Notification of Hearing: An order granting the requested relief will be issued unless the Commission orders a hearing. Interested persons may request a hearing by e-mailing the Commission's Secretary at Secretarys-Office@sec.gov and serving applicants with a copy of the request, by e-mail. Hearing requests should be received by the Commission by 5:30 p.m. on June

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[1] If the Time-Limited Exemption expires by its terms prior to the issuance of the permanent order, the Time-Limited Exemption will be omitted from the permanent order.

13, 2022 and should be accompanied by proof of service on the applicants, in the form of an affidavit, or for lawyers, a certificate of service. Pursuant to rule 0-5 under the Act, hearing requests should state the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by e-mailing the Commission's Secretary at Secretarys-Office@sec.gov.

ADDRESSES: The Commission: Secretarys-Office@sec.gov. Applicants: John Viggiano, john.viggiano@allianzgi.com; Erik T. Nelson, erik.nelson@allianzlife.com; Paul G. Cellupica, paul.cellupica@pimco.com; Frederick Wertheim, WertheimF@sullcrom.com; and Wendy M. Goldberg, GoldbergW@sullcrom.com.

FOR FURTHER INFORMATION CONTACT: Asaf Barouk, Attorney-Adviser, at (202) 551-4029, Kyle R. Ahlgren, Acting Branch Chief, at (202) 551-6857 or Marc Mehrespand, Branch Chief, at (202) 551-8453 (Division of Investment Management, Chief Counsel's Office).

SUPPLEMENTARY INFORMATION: The following is a temporary order and a summary of the application. For Applicants' representations, legal analysis, and conditions, please refer to the application, dated May 17, 2022, which may be obtained via the Commission's website by searching for the file number at the top of this document, or for an Applicant using the Company name search field, on the SEC's EDGAR system. The SEC's EDGAR system may be searched at https://www.sec.gov/edgar/searchedgar/legacy/companysearch.html. You may also call the SEC's Public Reference Room at (202) 551-8090.

Applicants' Representations:

      1.   The Pleading Entity is a limited liability company formed under Delaware law and registered with the Commission as an investment adviser under the Investment Advisers Act

of 1940 (the "Advisers Act"). The Pleading Entity advised and sub-advised Fund[2] assets of approximately $297.2 million and $29.0 billion, respectively, as of March 31, 2022. The Pleading Entity is a wholly owned subsidiary of Allianz Global Investors U.S. Holdings LLC, which in turn is a wholly owned subsidiary of Allianz SE, the ultimate parent company of Allianz.

2.   ALICONA is a stock life insurance company formed under Minnesota law offering fixed index annuities, individual life insurance and registered index-linked annuities. ALICONA serves as depositor for certain variable insurance separate account Funds and is a wholly owned subsidiary of Allianz of America, Inc., a holding company that is ultimately owned by Allianz SE.

3.   AIM, a wholly owned subsidiary of ALICONA, is a limited liability company formed under Minnesota law and registered with the Commission as an investment adviser under the Advisers Act. AIM advises Fund assets of approximately $18.6 billion as of March 31, 2022.

4.   ALFS, a wholly owned subsidiary of ALICONA, is a limited liability company formed under Minnesota law and registered as a broker-dealer under the Securities Exchange Act of 1934 (the "Exchange Act"). ALFS is a member of the Financial Industry Regulatory Authority ("FINRA") and serves as principal underwriter to certain Funds.

5.   ALICONY, a wholly owned subsidiary of ALICONA, is a stock life insurance company formed under New York law offering registered index-linked annuities. Collectively,

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[2] The terms "Fund" and "Funds" as used herein refer to any registered investment company ("RIC"), employees' securities company ("ESC") or investment company that has elected to be treated as a business development company under the Act ("BDC") for which a Covered Person (as defined below) currently provides Fund Servicing Activities (also defined below), or, subject to the terms and conditions of the Temporary and Permanent Orders, may in the future provide Fund Servicing Activities.

ALICONY, ALICONA, AIM, and ALFS, are referred to in the application and herein as the "Allianz Life Applicants".

6. PIMCO LLC is a limited liability company formed under Delaware law and registered with the Commission as an adviser under the Advisers Act. PIMCO LLC advised and sub-advised Fund assets of approximately $509.6 billion and $46.5 billion, respectively, as of March 31, 2022. Allianz SE controls 100% of the voting equity of PIMCO LLC.

7. PIMCO Investments, a wholly owned subsidiary of PIMCO LLC (and together, the "PIMCO Applicants"), is a limited liability company formed under Delaware law and a registered broker-dealer under the Exchange Act. PIMCO Investments is a member of FINRA and serves as principal underwriter to certain Funds.

8. Other than the Continuing Fund Servicing Applicants, no existing company of which the Pleading Entity is an "affiliated person" within the meaning of section 2(a)(3) of the Act ("Affiliated Person") currently serves as an investment adviser (as defined in section 2(a)(20) of the Act) or depositor of any RIC, ESC, or BDC, or as principal underwriter (as defined in section 2(a)(29) of the Act) for any registered open-end investment company ("Open-End Fund"), registered unit investment trust ("UIT"), or registered face-amount certificate company ("FACC") (such activities performed on behalf of such persons, collectively "Fund Servicing Activities"). Applicants request that any relief granted by the Commission to the Continuing Fund Servicing Applicants pursuant to the application also apply to any current or future subsidiary of a Continuing Fund Servicing Applicant of which the Pleading Entity is or

may become an Affiliated Person (together with the Continuing Fund Servicing Applicants, the "Covered Persons") with respect to any activity contemplated by section 9(a) of the Act.[3]

9.   On May 17, 2022, the DOJ filed a criminal information (the "Information") in the District Court charging the Pleading Entity with one count of securities fraud in violation of sections 10(b) and 32 of the Exchange Act and rule 10b-5 thereunder. According to the Statement of Facts that served as the basis for the Plea Agreement (as summarized in the application, the "Statement of Facts"), beginning in at least 2014 and continuing up to and including in or about March 2020, the Pleading Entity engaged in a scheme to defraud investors in a series of private investment funds (the "Affected Funds"[4]) that pursued Allianz's "Structured Alpha" options trading strategy by making false and misleading statements to current and prospective investors that substantially understated how risky the Affected Funds were and overstated the level of independent risk oversight over the Funds (the "Conduct").

10.   According to the Statement of Facts, the Pleading Entity carried out the scheme through, among others, the three portfolio managers with primary responsibility for managing the Structured Alpha Funds, specifically, Gregoire Tournant, Trevor Taylor, and Stephen Bond-Nelson (the "Individual Defendants"). According to the Statement of Facts, the compliance and risk management functions at the Pleading Entity failed to maintain adequate oversight of the team managing the Affected Funds, which allowed the portfolio managers to continue to manage the Affected Funds in a manner inconsistent with representations to investors. The control

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[3] Covered Persons may, if the Temporary and Permanent Orders are granted, in the future act in any of the capacities contemplated by section 9(a) of the Act. Any existing or future entities that may rely on the Temporary and Permanent Orders in the future will comply with the terms and conditions of this Application. For the avoidance of doubt, a Covered Person shall not include the Pleading Entity itself and any direct or indirect subsidiaries of the Pleading Entity.

[4] The Statement of Facts states that, in addition to the Affected Funds, AGI US also engaged in a scheme to defraud the sole investor in a UCITS fund.

failures also facilitated the portfolio managers' actions to deceive investors by hiding, and making affirmative misstatements about, risk over the course of years. The fraudulent scheme inflated the performance of the Affected Funds, which in turn increased the profits flowing to the Pleading Entity and its parent companies, and also increased the compensation of the Individual Defendants. The Affected Funds ultimately lost more than $7 billion in value during the market dislocations caused by COVID-19, with investor victims losing over $3.2 billion in principal.

11.   Pursuant to the Plea Agreement, the Pleading Entity entered the Guilty Plea on May 17, 2022 in the District Court to the charge set out in the Information. Applicants expect that the District Court will enter a judgment against the Pleading Entity (the "Judgment") that will require remedies that are materially the same as set forth in the Plea Agreement. The individuals referenced in the Information as responsible for the Conduct are no longer employed by the Pleading Entity or any of its affiliates.

12.   The Commission instituted a cease-and-desist order against the Pleading Entity on May 17, 2022 (the "SEC Order") in connection with the Pleading Entity's role in the Conduct. The SEC Order requires the Pleading Entity to cease and desist from committing or causing any violations and any future violations of section 10(b) of the Exchange Act and rule 10b-5 thereunder, sections 206(1), 206(2) and 206(4) of the Advisers Act and rules 206(4)-7 and 206(4)-8 thereunder. The SEC Order also imposed a civil money penalty and requires the Pleading Entity to pay disgorgement of $315.2 million plus prejudgment interest of $34 million, which shall be deemed satisfied by forfeiture and restitution ordered by the settlement of parallel criminal charges entered into by the Pleading Entity in May 2022. In anticipation of the institution of those proceedings, the Pleading Entity submitted an Offer of Settlement consenting to the entry of such order, which the Commission has accepted.

Applicants' Legal Analysis:

1.   Section 9(a)(1) of the Act provides, in pertinent part, that a person may not serve or act as an investment adviser or depositor of any registered investment company or as principal underwriter for any Open-End Fund, UIT, or FACC, if such person within ten years has been convicted of any felony or misdemeanor, including those arising out of such person's conduct as a broker, dealer or bank. Section 2(a)(10) of the Act defines the term "convicted" to include a plea of guilty. Section 9(a)(3) of the Act extends the prohibitions of section 9(a)(1) to a company, any affiliated person of which has been disqualified under the provisions of section 9(a)(1). Section 2(a)(3) of the Act defines "affiliated person" to include, among others, any person directly or indirectly controlling, controlled by, or under common control with, the other person. Each Continuing Fund Servicing Applicant is an Affiliated Person of the Pleading Entity within the meaning of section 2(a)(3) of the Act. The Plea Agreement would therefore result in an immediate and automatic disqualification of the Pleading Entity and each Continuing Fund Servicing Applicant for ten years under section 9(a)(3) from acting in any of the capacities listed in section 9(a), by effect of a conviction described in section 9(a)(1).

2.   Section 9(c) of the Act provides that: "[t]he Commission shall by order grant [an] application [for relief from the prohibitions of subsection 9(a)], either unconditionally or on an appropriate temporary or other conditional basis, if it is established [i] that the prohibitions of subsection 9(a), as applied to such person, are unduly or disproportionately severe or [ii] that the conduct of such person has been such as not to make it against the public interest or the protection of investors to grant such application." Applicants have filed an application pursuant to section 9(c) seeking a Temporary Order on behalf of all Applicants and a Permanent Order on behalf of the Continuing Fund Servicing Applicants only. The Permanent Order would exempt

the Continuing Fund Servicing Applicants and other Covered Persons from the disqualification provisions of section 9(a) of the Act. The Covered Persons may, if the Orders are granted, in the future act in any of the capacities contemplated by section 9(a) of the Act subject to the applicable terms and conditions of the Orders.

3. Applicants believe that the Time-Limited Exemption is consistent with the principle in section 9(c) that appropriate conditional, short-term relief is not against the public interest or the protection of investors. The Time-Limited Exemption is intended to provide the Pleading Entity with adequate time to transition its advisory relationships and other Fund Servicing Activities that it performs on behalf of Funds (the "the Pleading Entity Advised Funds") to other providers of such services. As a result of the section 9(a) disqualification and absent the Time-Limited Exemption, the Pleading Entity would be immediately unable as a matter of law to provide Fund Servicing Activities to the Pleading Entity Advised Funds. Applicants state that a disqualification of the Pleading Entity before the process of transitioning the Pleading Entity Advised Funds to replacement service providers is complete could leave them without critical advisory services for some period of time, which would be extremely disruptive to their investment programs and may result in substantial harm to such Funds and their investors.

4. Applicants believe that the Continuing Fund Servicing Applicants meet the standards for exemption specified in section 9(c). Applicants assert that: (i) the scope of the misconduct was limited and did not involve any of the Continuing Fund Servicing Applicants acting as an investment adviser, depositor or principal underwriter for any Fund, or any Fund with respect to which the Continuing Fund Servicing Applicants engage in Fund Servicing Activities ("Continuing Service Funds"); (ii) application of the statutory bar would impose

significant hardships on the Continuing Service Funds and their shareholders; (iii) the

prohibitions of section 9(a), if applied to the Continuing Fund Servicing Applicants, would be

unduly or disproportionately severe; and (iv) the Conduct did not constitute conduct that would

make it against the public interest or protection of investors to grant the exemption from section

9(a) to the Continuing Fund Servicing Applicants.

5.   The Continuing Fund Servicing Applicants represent that the Conduct did not

involve any of the Continuing Fund Servicing Applicants acting in the capacity as an investment

adviser, depositor or principal underwriter for any Fund. Applicants represent that the Conduct

similarly did not involve any Continuing Service Fund. Instead, Applicants state that the

Conduct occurred entirely within the Pleading Entity and did not involve the Continuing Fund

Servicing Applicants or any personnel of the Continuing Fund Servicing Applicants. As

discussed above, the individuals referenced in the Information as responsible for the Conduct are

no longer employed by the Pleading Entity or any of its affiliates.

6.   Applicants acknowledge that the Pleading Entity had significant gaps and

weaknesses in its controls as they related to the Affected Funds. Applicants acknowledge that the

control functions were not designed to and did not function to ensure that risk was being

monitored in line with what investors had been told. Applicants further acknowledge that the

Pleading Entity's internal audit department conducted an audit of the Pleading Entity and,

although that audit identified red flags that, if pursued, might have led to identification of the

fraud, no meaningful follow up was conducted. Applicants represent that Allianz and its

affiliates have undertaken certain remedial measures, as described in more detail in the

application. These remedial measures include compensating Structured Alpha investors,

terminating employee wrongdoers, agreeing that the Pleading Entity will exit the business of providing Fund Servicing Activities, improving client communications, enhancing oversight of portfolio management teams, empowering the Allianz risk management functions, and implementing a new framework for data quality and processing. Applicants further represent that each of the Continuing Fund Servicing Applicants will review its control and risk management framework as it relates to Fund Servicing Activities, in light of applicable local legal requirements and the risks related to such Continuing Fund Servicing Applicant's business, and consider what steps may be appropriate to enhance that framework to ensure that it is reasonably designed to prevent behavior similar to the Conduct from occurring at such Continuing Fund Servicing Applicant. The results of such review will be included in the report required by Condition 5 of the application (detailed below).

7.   Applicants assert that, in view of the fact that the Conduct was limited to the Pleading Entity and its personnel, it would be unduly and disproportionately severe to impose a section 9(a) disqualification on the Continuing Fund Servicing Applicants. Applicants assert that the conduct of the Continuing Fund Servicing Applicants has not been such as to make it against the public interest or the protection of investors to grant the exemption from section 9(a). Applicants further assert that neither the protection of investors nor the public interest would be served by permitting the section 9(a) disqualifications to apply to the Continuing Fund Servicing Applicants because those disqualifications would deprive the Continuing Service Funds of the advisory or sub-advisory and underwriting services that shareholders expected the Continuing Service Funds to receive when they decided to invest. Applicants also assert that the prohibitions of section 9(a) could operate to the financial detriment of the Continuing Service Funds and their shareholders, including by causing the Continuing Service Funds to spend time and resources to engage substitute advisers, subadvisers, and principal underwriters, which would be an unduly

and disproportionately severe consequence given that the Conduct did not involve any of the Continuing Fund Servicing Applicants or their personnel.

8.   Applicants assert that if the Continuing Fund Servicing Applicants were barred under section 9(a) from providing investment advisory services to the Continuing Service Funds and were unable to obtain the requested exemption, the effect on their businesses and employees would be severe. Applicants state that the Continuing Fund Servicing Applicants have committed substantial capital and other resources to establishing expertise in advising and sub-advising Funds with a view to continuing and expanding this business, which Applicants consider strategically important. Similarly, Applicants represent that if ALFS and PIMCO Investments were barred under section 9(a) from continuing to provide underwriting services to the Funds and were unable to obtain the requested exemption, the effect on its current business and employees would be significant. Applicants state that ALFS and PIMCO Investments have committed capital and other resources to establish expertise in underwriting the securities of the Continuing Service Funds and to establish distribution arrangements for Fund shares. Applicants further state that prohibiting the Continuing Fund Servicing Applicants from engaging in Fund Servicing Activities would not only adversely affect their business, but would also adversely affect their employees who are involved in these activities.

9.   Applicants represent that: (1) none of the current or former directors, officers or employees of Continuing Fund Servicing Applicants engaged in the Conduct; (2) no current or former employee of the Pleading Entity or any Covered Person who previously has been or who subsequently may be identified by the Pleading Entity or any U.S. or non-U.S. regulatory or enforcement agencies as having been responsible for the Conduct will be an officer, director, or employee of any Covered Person; (3) the identified employees have had no, and will not have

any, future involvement in the Covered Persons' activities in any capacity described in section 9(a) of the Act; and (4) because the personnel of the Continuing Fund Servicing Applicants did not engage in the Conduct, shareholders of the Funds served by the Continuing Fund Servicing Applicants were not affected any differently than if those Funds had received services from any other non-affiliated investment adviser.

10.   Applicants have also agreed that each of the Applicants and Covered Persons will adopt and implement policies and procedures reasonably designed to ensure that it will comply with the terms and conditions of the Orders granted under section 9(c).

11.   In addition, Applicants have agreed that each of the Applicants and Covered Persons will comply in all material respects with the material terms and conditions of the Plea Agreement and the SEC Order, and any other orders issued by, or settlements with, regulatory or enforcement agencies addressing the Conduct.

12.   As a result of the foregoing, the Continuing Fund Servicing Applicants submit that absent relief, the prohibitions of section 9(a) as applied to the Continuing Fund Servicing Applicants would be unduly or disproportionately severe, and that the Conduct did not constitute conduct that would make it against the public interest or protection of investors to grant the exemption to the Continuing Fund Servicing Applicants.

13.   To provide further assurance that the exemptive relief being requested in the application would be consistent with the public interest and the protection of the investors, the Applicants agree that they will, within two weeks from the date of the Time-Limited Exemption, as applicable, with respect to each of the Funds for which a Continuing Fund Servicing Applicant is the primary investment adviser, distribute to the boards of directors or trustees of the Funds (each, a "Fund Board") written materials describing the circumstances that led to the Plea

Agreement, as well as any effects on the Funds and the application. The written materials will include an offer to discuss the materials at an in-person meeting with each Fund Board for which Fund Servicing Providers provide Fund Servicing Activities, including the directors who are not "interested persons" of the Funds as defined in section 2(a)(19) of the Act and their "independent legal counsel" as defined in rule 0-1(a)(6) under the Act. With respect to each of the Funds for which a Fund Servicing Provider is not the primary investment adviser, the relevant Fund Servicing Provider will provide such materials to the Fund's primary investment adviser and offer to discuss the materials with such primary investment adviser. The Applicants undertake to provide the Fund Boards and the primary investment advisers, as relevant, with all information concerning the Plea Agreement and the application as necessary for those Funds to fulfill their disclosure and other obligations under the U.S. federal securities laws and will provide them a copy of the Judgment as entered by the District Court.

Applicants' Conditions:

Applicants agree that any order granted by the Commission pursuant to the application will be subject to the following conditions:

1.   Any temporary exemption granted pursuant to the application will be without prejudice to, and will not limit the Commission's rights in any manner with respect to, any Commission investigation of, or administrative proceedings involving or against, Covered Persons, including, without limitation, the consideration by the Commission of a permanent exemption from section 9(a) of the Act requested pursuant to the application or the revocation or removal of any temporary exemptions granted under the Act in connection with the application.

2.   None of Allianz SE, the Applicants, the Covered Persons or any affiliate of any of the foregoing, will employ the former employees of the Pleading Entity or any other person who

subsequently may be identified by the Pleading Entity or any U.S. or non-U.S. regulatory or enforcement agencies as having been responsible for the Conduct in any capacity without first making a further application to the Commission pursuant to section 9(c).

3.   Each of the Applicants and the Covered Persons will adopt and implement policies and procedures reasonably designed to ensure that it will comply with the terms and conditions of the Orders applicable to it within 60 days of the date of the Permanent Order, or with respect to condition four immediately below, such later date or dates as may be contemplated by the Plea Agreement, the SEC Order, or any other orders issued by regulatory or enforcement agencies addressing the Conduct, as and to the extent that the terms and conditions of such orders are applicable to it.

4.   Each of the Applicants and the Covered Persons will comply in all material respects with the material terms and conditions of the Plea Agreement, with the material terms of the SEC Order, and any other orders issued by, or settlements with, regulatory or enforcement agencies addressing the Conduct, in each case as and to the extent that such terms and conditions are applicable to it. In addition, within 30 days of each anniversary of the Permanent Order (until and including the third such anniversary), Allianz SE will submit a certification signed by its chief executive officer and its chief compliance officer, confirming that (i) the Pleading Entity has complied with the terms and conditions of the Plea Agreement in all material respects; and (ii) Allianz SE, the Pleading Entity and the Covered Persons have complied with the terms and conditions of the Orders applicable to them in all material respects. Each such certification will be submitted to the Chief Counsel of the Commission's Division of Investment Management with a copy to the Chief Counsel of the Commission's Division of Enforcement.

5.   Each Applicant will provide written notification to the Chief Counsel of the Commission's Division of Investment Management with a copy to the Chief Counsel of the Commission's Division of Enforcement of a material violation by such Applicant of the terms and conditions of the Orders applicable to it within 30 days of discovery of the material violation. In addition, within 30 days of the first anniversary of the Permanent Order, the Continuing Fund Servicing Applicants will submit reports, signed by the chief executive officer of ALICONA (in the case of the Allianz Life Applicants) and the chief executive officer of PIMCO LLC (in the case of the PIMCO Applicants), to the Chief Counsel of the Commission's Division of Investment Management, summarizing the results of the reviews described in Section V.F of the application, including a description of each specific step taken by each Continuing Fund Servicing Applicant to enhance its control and risk management framework since the date of the Permanent Order.

6.   The Pleading Entity commits to provide the staff of the Commission's Division of Investment Management, no later than one week from the date of the Time-Limited Exemption, a written plan for the transitioning of the Pleading Entity Advised Funds to new sub-advisers, and with respect to the Taiwan Fund, to a new adviser, which plan will include specific action items with associated timetables, and will contemplate the completion of the transition within a ten-week period with respect to the open-end Pleading Entity Advised Funds and within a four-month period with respect to the closed-end Pleading Entity Advised Funds. The Pleading Entity further commits that, during the pendency of the Time-Limited Exemption, the Pleading Entity will use its reasonable best efforts to assist each primary adviser, board of directors or trustees of each Pleading Entity Advised Fund (each such board, a "Pleading Entity Advised Fund Board") and/or fund administrator, as applicable, in (A) identifying a potential replacement sub-adviser or

adviser, as applicable, (B) soliciting information from those firms, (C) conducting due diligence on such firms, (D) gathering information responsive to requirements of Section 15(c) of the Act, (E) negotiating an advisory contract, (F) drafting prospectus disclosure about the transition, (G) otherwise updating the Fund's registration statement, (H) obtaining Pleading Entity Advised Fund Board approval consistent with the Act, and (I) with respect to the closed-end Funds, seeking shareholder approval of the new sub-adviser or adviser, as applicable. The Pleading Entity will report to the staff of the Commission's Division of Investment Management on the progress of the transition and the actions being taken by the Pleading Entity to further such transition no less frequently than every two weeks. The Pleading Entity or one or more of its affiliates will bear all expenses associated with the transitions, and no Pleading Entity Advised Funds will directly or indirectly bear any expenses associated with such transitions, including any expenses associated with obtaining shareholder approval, if applicable.

7.   The Time-Limited Exemption will remain in place: (i) with respect to the open-end Pleading Entity Advised Funds for which the Pleading Entity serves as a sub-adviser, for a ten-week period from the date of the Time-Limited Exemption; and (ii) with respect to the closed-end Pleading Entity Advised Funds, for a four-month period from the date of the Time-Limited Exemption.

Temporary Order:

The Commission has considered the matter and finds that Applicants have made the necessary showing to justify granting a temporary exemption.

Accordingly,

IT IS HEREBY ORDERED, pursuant to section 9(c) of the Act, that: (1) the Pleading Entity is granted a temporary exemption, limited in all respects to the Time-Limited Exemption, including as to its time-limited nature, from the provisions of section 9(a); and (2) the Continuing Fund Servicing Applicants and any other Covered Persons are granted a temporary exemption from the provisions of section 9(a), in each case effective as the date of the Guilty Plea, and in each case solely with respect to the Guilty Plea entered into pursuant to the Plea Agreement, subject to the representations and conditions in the application, until the Commission takes final action on their application (or, in the case of the Time-Limited Exemption, until it expires by its terms, if sooner).

By the Commission.

J. Matthew DeLesDernier

Assistant Secretary